UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | SASOL ACHIEVES BENEFICIAL OPERATION OF SECOND LAKE CHARLES CHEMICALS PROJECT PRODUCTION UNIT; RATINGS AND FUNDING COVENANT UPDATE**

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Sasol achieves beneficial operation of second Lake Charles Chemicals Project production unit; ratings and funding covenant update

Sasol provided an update on the Lake Charles Chemicals Project (LCCP) in an announcement on 22 May 2019. The announcement included reference to the fact that beneficial operation of the Ethylene Glycol (EG) facility had been achieved, with the beneficial operation of the Ethylene Oxide (EO) facility expected within days.

Sasol is pleased to announce that the EO facility achieved beneficial operation on 31 May 2019. The combined EO/EG unit is the second of the seven LCCP production units to come online.

Management continues to take actions to mitigate the impact of LCCP's revised capital cost on the business, whilst ensuring these actions do not adversely impact Sasol's long term sustainability. Sasol still expects peak gearing in FY19 and with net debt to EBITDA for FY19 remaining within the 2,0 – 2,3x guidance range. The net debt to EBITDA covenant applicable to the $3,9bn Revolving Credit Facility has been amended from 2,5x to 3,0x.

Following the LCCP announcement, Standard & Poor's and Moody's both affirmed Sasol's investment grade rating, with Moody's amending its outlook to negative.

3 June 2019
Johannesburg

Sponsor:
Merrill Lynch South Africa (Pty) Ltd

Disclaimer – Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, cost estimates and expected timing of beneficial operation of LCCP, targets or guidance regarding our gearing ratio and dividend pay-out ratio, net debt-to-EBITDA ratio, EBITDA and internal rate of return for LCCP, as well as statements regarding our future liquidity, credit ratings and non-core asset disposal strategy. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on

which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 June 2019

By: <u>/s/ V D Kahla</u>

Name: Vuyo Dominic Kahla

Title: Company Secretary